FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding placing of new H shares under general mandate by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 6, 2014.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.
(Stock Code: 902)

PLACING OF NEW H SHARES UNDER GENERAL MANDATE

Joint Global Coordinators, Joint Bookrunners and Joint Placing Agents

The Board is pleased to announce that on 5 November 2014, the Company and the Joint Placing Agents entered into the Placing Agreement pursuant to which the Company agreed to issue the Placing Shares, and the Joint Placing Agents agreed, as the agents of the Company, to procure Placees on a fully underwritten basis to purchase the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement. The Placing Shares will be allotted and issued pursuant to the General Mandate and will be allotted to six to ten placees.

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$3,139 million and the aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$3,094 million. The net proceeds from the Placing are intended to be used for supplementing the working capital of the Company. The 365,000,000 H Shares to be placed under the Placing Agreement represent 10.27% of the existing number of H Shares in issue (being 3,555,383,440 H Shares as at the date of this announcement) and approximately 2.53% of the number of total issued Shares and approximately 9.31% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The nominal value of each Placing Share under the Placing will be RMB1.00, and the aggregate nominal value of the Placing Shares under the Placing will be RMB365,000,000.

The Placing Price represents:

(a) a discount of approximately 2.7% to the average closing price of approximately HK$8.84 per H Share as quoted on the Stock Exchange for the last thirty consecutive trading days up to and including 5 November 2014, being the last trading day before the publication of this announcement;

(b) a discount of approximately 8.4% to the average closing price of the H Shares of approximately HK$9.39 per H Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 November 2014; and

(c) a discount of approximately 8.3% to the closing price of HK$9.38 per H Share as quoted on the Stock Exchange on 5 November 2014.

As Completion is subject to the satisfaction of certain conditions precedent and the Joint Placing Agents’ termination rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

PLACING OF NEW H SHARES

The Board is pleased to announce that on 5 November 2014, the Company and the Joint Placing Agents entered into the Placing Agreement. The principal terms of the Placing Agreement are set out below.

THE PLACING AGREEMENT DATE

Date

5 November 2014

Parties

(1) The Company; and

(2) The Joint Placing Agents.

Placing Shares

365,000,000 new H Shares of RMB1.00 each in the registered capital of the Company will be issued by the Company pursuant to the terms and subject to the conditions set out in the Placing Agreement.

The 365,000,000 H Shares to be placed under the Placing Agreement represent 10.27% of the existing number of H Shares in issue (being 3,555,383,440 H Shares as at the date of this announcement), and approximately 2.53% of the number of total issued Shares and approximately 9.31% of the number of H Shares as enlarged by the allotment and issue of the Placing Shares. The nominal value of each Placing Share under the Placing will be RMB1.00, and the aggregate nominal value of the Placing Shares under the Placing will be RMB365,000,000.

The Placing

The Company has agreed to issue the Placing Shares, and the Joint Placing Agents have agreed, as the agents of the Company, to procure Placees on a fully underwritten basis to purchase the Placing Shares at the Placing Price and on the terms and subject to the conditions set out in the Placing Agreement.

The Placing Shares will be allotted and issued pursuant to the General Mandate, and will be allotted to six to ten placees.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Placing Agents and its respective ultimate beneficial owners are not connected persons of the Company or its connected persons.

The Placees

The Joint Placing Agents will place the Placing Shares to no fewer than six but no more than ten Placees who are independent professional, institutional and other investors who and whose ultimate beneficial owners are not connected with the Company, connected persons of the Company and any of the Directors, supervisors, chief executive or substantial shareholder(s) of the Company. None of the Placees will become a substantial shareholder of the Company immediately after the Completion.

Placing Price

The Placing Price of HK$8.60 per Placing Share represents:

(a) a discount of approximately 2.7% to the average closing price of approximately HK$8.84 per H Share as quoted on the Stock Exchange for the last thirty consecutive trading days up to and including 5 November 2014, being the last trading day before the publication of this announcement;

(b) a discount of approximately 8.4% to the average closing price of the H Shares of approximately HK$9.39 per H Share quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 November 2014; and

(c) a discount of approximately 8.3% to the closing price of HK$9.38 per H Share as quoted on the Stock Exchange on 5 November 2014.

The aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$3,094 million and the net Placing Price is approximately HK$8.48 per Placing Share.

The Placing Price has been negotiated and arrived at on an arm’s length basis and by reference to market conditions. The Directors are of the opinion that the Placing Price is fair and reasonable and is in the best interests of the Company and the Shareholders as a whole.

Ranking of the Placing Shares

The Placing Shares, when issued and fully paid, will rank pari passu in all respects among themselves and with the existing H Shares in issue as at the Closing Date, including the right to receive all dividends and other distributions declared and made after the Closing Date.

Lock-up

The Company undertakes to the Joint Placing Agents that for a period from the date of the Placing Agreement up to 180 days after the Closing Date, neither the Company nor any of its subsidiaries or affiliates over which it exercises management or voting control nor any person acting on its or their behalf will, except for the Placing Shares,

(a) sell, transfer, dispose, allot or issue or offer to sell, transfer, dispose, allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any H Shares or any interests in H Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any H Shares or interest in H Shares; or

(b) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

(c) announce any intention to enter into or effect any such transaction described in (a) or (b) above without first having obtained the written consent of the Joint Placing Agents.

Conditions

Completion of the Placing is conditional upon the fulfilment or waiver (in respect of (c) to (e) below only) of the following conditions:

(a) the approvals from CSRC and SASAC for the issue and placing of the Placing Shares being obtained and remaining in full force and effect on the Closing Date, and the delivery to the Joint Placing Agents of a certified true copy of each of the above approvals;

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Placing Shares (the “Listing Approval”) (and the Listing Approval not subsequently being revoked prior to the delivery of definitive share certificate(s) representing the Placing Shares), and the delivery to the Joint Placing Agents of a copy of the Listing Approval;

(c) the delivery of the US non-registration legal opinions by the US legal counsel of both the Company and the Joint Placing Agents in a form and substance satisfactory to the Joint Placing Agents;

(d) the delivery of the legal opinions by the Hong Kong legal counsel of both the Company and the Joint Placing Agents in a form and substance satisfactory to the Joint Placing Agents; and

(e) the delivery of the legal opinions by the PRC counsel of both the Company and the Joint Placing Agents in a form and substance satisfactory to the Joint Placing Agents.

The Company shall apply to the Stock Exchange for the granting of listing of, and permission to deal in, the Placing Shares and the Company shall use its best endeavours to obtain the granting of such listing and permission to deal in by the Listing Committee of the Stock Exchange as soon as is practicable, and will inform the Joint Placing Agents promptly following the granting of the same. The Company shall furnish such information, supply such documents, pay such fees and do all such acts and things as may be reasonably required by the Joint Placing Agents and/or the Stock Exchange in connection with the fulfilment of the Conditions.

If the Conditions are not fulfilled on or prior to 8:00 a.m. (Hong Kong time) on 13 November 2014 or such later time as may be agreed between the Company and the Joint Placing Agents, the obligations and liabilities of the Joint Placing Agents and the Company under the Placing shall be null and void and neither the Company nor the Joint Placing Agents shall have any claim against the other for costs, damages, compensation or otherwise.

Termination

The Joint Placing Agents may terminate the Placing Agreement without liability to the Company by giving notice in writing to the Company at any time prior to 8:00 a.m. (Hong Kong time) on the Closing Date, if:

(a) there develops, occurs or comes into force:

(i) any new law or regulation or any change (whether or not permanent) or development (whether or not permanent) involving a prospective change in existing laws or regulations which in the sole opinion of the Joint Placing Agents is or is likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(ii) any event, or series of events beyond the control of the Joint Placing Agents (including, without limitation, any calamity, act of government, strike, labour dispute, lock-out, fire, explosion, flooding, earthquake, civil commotion, economic sanctions, epidemic, pandemic, outbreak of infectious disease, outbreak or escalation of hostilities, act of terrorism and act of God) involving Hong Kong, the PRC, the United Kingdom, the European Union or the U.S., or the declaration by Hong Kong, the PRC, the United Kingdom, the European Union or the U.S. of war or a state of emergency or calamity or crisis; or

(iii) any change (whether or not permanent) or development (whether or not permanent) involving a prospective change in local, national or international financial, political, economic, military, industrial, fiscal, currency exchange rates, currency controls or market conditions (including, without limitation, conditions in the stock and bond markets, money and foreign exchange markets) which in the sole opinion of the Joint Placing Agents is or is likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(iv) any suspension of dealings in the Shares during the Placing Period whatsoever (other than as a result of the Placing); or

(v) any moratorium, suspension or material restriction on trading in shares or securities generally on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the London Stock Exchange, the Singapore Stock Exchange, the Stock Exchange, NASDAQ or the NYSE due to exceptional financial circumstances or otherwise at any time prior to the Closing Date; or

(vi) the commencement by any state, governmental, judicial, regulatory or political body or organisation of any action against any Director of the Company or an announcement by any state, governmental, judicial, regulatory or political body or organisation that it intends to take any such action which in the sole opinion of the Joint Placing Agent is or is likely to be materially adverse to the success of the Placing or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith; or

(b) (i) any breach of any of the representations, warranties and undertakings in the Placing Agreement by the Company comes to the knowledge of the Joint Placing Agents; or (ii) any event occurs or any matter arises on or after the date hereof and prior to the Closing Date which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertaking untrue or incorrect in any respect; or (iii) there has been a breach of, or failure to perform, any other provision of the Placing Agreement on the part of the Company; or

(c) there is any change, or any development involving a prospective change, in or affecting the business, general affairs, management, prospects, assets and liabilities, shareholders’ equity, results of operations or position, financial or otherwise, of the Group (other than those already disclosed to the public on or before the date of the Placing Agreement), whether or not arising out of ordinary course of business, which in the sole opinion of the Joint Placing Agents is or is likely to be materially adverse to the success of the Placing, or makes or is likely to make it impracticable or inadvisable or inexpedient to proceed therewith.

Completion

Subject to the conditions mentioned above, the Completion of the Placing shall take place on the Closing Date or as soon as practicable thereafter or such other time and/or date as the Settlement Agent and the Company may agree in writing.

As Completion is subject to the satisfaction of certain conditions precedent and the Joint Placing Agents’ termination rights, the Placing may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

GENERAL MANDATE TO ISSUE THE PLACING SHARES

The Placing Shares will be issued under the General Mandate. Under the General Mandate, the Company is allowed to issue a maximum of 2,100,000,000 Domestic Shares and 711,076,688 H Shares, representing 20.00% of the total amount of the Domestic Shares and H Shares in issue, respectively, as at 26 June 2014, being the date of the AGM. As at 26 June 2014, the issued share capital of the Company comprised 10,500,000,000 Domestic Shares and 3,555,383,440 H Shares. As at the date of this announcement, no Domestic Shares or H Shares have been issued under the General Mandate and the number of Domestic Shares and H Shares that may be issued under the General Mandate is 2,100,000,000 and 711,076,688, respectively.

REASONS FOR THE PLACING AND USE OF PROCEEDS FROM THE PLACING

On the assumption that all Placing Shares are fully placed, the aggregate gross proceeds from the Placing are expected to be approximately HK$3,139 million and the aggregate net proceeds (after deduction of the commissions and estimated expenses) from the Placing are expected to be approximately HK$3,094 million. The net proceeds from the Placing are intended to be used for supplementing the working capital of the Company.

The Placing will further optimise the capital structure and financial structure of the Company. Further, the Company will be able to enrich its shareholder base by attracting a number of high calibre investors to participate in the Placing. The Directors are of the opinion that the terms of the Placing Agreement, including but not limited to the Placing Price, are fair and reasonable and in the interests of the Company and its shareholders as a whole.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not carried out any fund raising activities involving the issue of equity securities during the 12 months immediately preceding the date of this announcement.

EFFECT ON SHAREHOLDING STRUCTURE

The existing shareholding structure of the Company and the effect on the shareholding structure of the Company upon completion of the Placing is set out below.

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued Domestic Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing assuming Placing Shares are fully placed (Number of Shares)	% of total issued Domestic Shares or H Shares (as the case may be)	% of total issued Shares
DOMESTIC SHARES
Huaneng International Power Development Corporation (“HIPDC”) Note 1	5,066,662,118	48.25	36.05	5,066,662,118	48.25	35.14
China Huaneng Group Note 2	1,672,769,384	15.93	11.90	1,672,769,384	15.93	11.60
Other Domestic Shareholders	3,760,568,498	35.82	26.75	3,760,568,498	35.82	26.07
Total Issued Domestic Shares	10,500,000,000	100.00	74.70	10,500,000,000	100.00	72.81
H SHARES
China Huaneng Group Note 3	472,000,000	13.28	3.36	472,000,000	12.04	3.27
Other H Shareholders	3,083,383,440	86.72	21.94	3,448,383,440	87.96	23.92
Total Issued H Shares	3,555,383,440	100.00	25.30	3,920,383,440	100.00	27.19
TOTAL ISSUED SHARES	14,055,383,440		100.00	14,420,383,440		100.00

1 Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

2 Of the 1,672,769,384 Domestic Shares, China Huaneng Group held 6,246,664 Domestic Shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 Domestic Shares through its controlling subsidiary, China Huaneng Finance Co., Ltd.

3 China Huaneng Group held 472,000,000 H Shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

4 Immediately after the Placing (assuming the Placing Shares are fully placed), China Huaneng Group and its controlling subsidiaries (as mentioned in notes 1-3) will hold an aggregate of 7,211,431,502 Shares, representing 50.01% of the total issued Shares of the Company.

5 The percentages set out herein represent the rounding of figures to two decimal places.

REGULATORY AND CORPORATE APPROVALS

Approvals from SASAC and CSRC have been obtained for the Placing. According to the CSRC Approval, the Company may issue not more than 365,000,000 new H Shares.

The Board has approved the Placing within the General Mandate and the Placing is not subject to the approval of the Shareholders.

LISTING APPROVAL

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”: the 2013 annual general meeting of the Company held on 26 June 2014;

“associates”: has the meaning ascribed to it in the Listing Rules;

“Board”: the board of directors of the Company;

“Business Day”: any day (excluding Saturdays) on which banks generally are open for business in Hong Kong;

“Closing Date”: the Business Day after the date on which the Conditions are fulfilled but in any event no later than 13 November 2014, or such other date as the Company and the Joint Placing Agents may agree in writing;

“Company”: Huaneng Power International, Inc., a joint stock limited company incorporated in the PRC with limited liability;

“Completion”: completion of the Placing under the Placing Agreement;

“CSRC”: China Securities Regulatory Commission;

“CSRC Approval”: the approval issued by the CSRC to the Company, approving the issue and allotment of up to 365,000,000 H Shares on 3 November 2014;

“Directors”: the directors of the Company;

“Domestic Share(s)”: domestic ordinary share(s) of par value of RMB1.00 each in the registered capital of the Company;

“General Mandate”: the general mandate for the Company to allot and issue Shares authorised by the shareholders of the Company at the AGM;

“Group”: the Company and its subsidiaries;

“H Share(s)”: the ordinary share(s) of par value of RMB1.00 each in the registered capital of the Company which are listed and traded on the Stock Exchange;

“HK$” or “$”: Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong”: the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Approval”: the approval to be granted by the Listing Committee for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange;

“Listing Committee”: Listing Committee of the Stock Exchange;

“Listing Rules”: the Rules Governing the Listing of Securities on the Stock Exchange;

“Placees”: professional, institutional and other investors selected and procured by or on behalf of the Joint Placing Agents as contemplated by the Placing Agreement and may include the Joint Placing Agents and/or its nominees;

“Placing”: the placing by or on behalf of the Joint Placing Agents of the Placing Shares on the terms and subject to the conditions referred to in the Placing Agreement;

“Joint Placing Agents”: China International Capital Corporation Hong Kong Securities Limited and Merrill Lynch Far East Limited, the joint global coordinators, joint bookrunners and the joint placing agents for the Placing;

“Placing Agreement”: the placing agreement dated 5 November 2014 entered into between the Company and the Joint Placing Agents;

“Placing Shares”: 365,000,000 H Shares to be issued by the Company pursuant to the terms and subject to the conditions set out in the Placing Agreement;

“Placing Price”: HK$8.60 per Placing Share (which excludes any brokerage, SFC transaction levy and Stock Exchange trading fee payable by the purchasers);

“PRC”: the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”: the lawful currency of the People’s Republic of China;

“SASAC”: State-owned Assets Supervision and Administration Commission of the State Council;

“Settlement Agent”: Merrill Lynch Far East Limited;

“SFC”: Securities and Futures Commission of Hong Kong;

“Share(s)”: Domestic Share(s) and H Share(s);

“Shareholder(s)”: holder(s) of the Share(s);

“Stock Exchange”: The Stock Exchange of Hong Kong Limited;

“subsidiary”: has the meaning ascribed thereto in Chapter 1 of the Listing Rules;

“substantial shareholder”: has the meaning ascribed thereto in Chapter 1 of the Listing Rules;

“%”: per cent.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director): Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
6 November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:     November 6, 2014